Exhibit 99.6

James Hardie Industries plc
Condensed Consolidated Financial Statements
as of and for the Three and Six Months Ended 30 September 2024

James Hardie Industries plc
Index

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of James Hardie Industries plc
Results of Review of Interim Financial Statements
We have reviewed the accompanying condensed consolidated balance sheet of James Hardie Industries plc (“the Company”) as of 30 September 2024, the related condensed consolidated statements of operations and comprehensive income for the three and six-month periods ended 30 September 2024 and 2023, the condensed consolidated statements of cash flows for the six-month periods ended 30 September 2024 and 2023, the condensed consolidated statements of changes in shareholders' equity for the three and six-month periods ended 30 September 2024 and 2023, and the related notes (collectively referred to as the “condensed consolidated interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of 31 March 2024, the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders' equity for the year then ended, and the related notes (not presented herein); and in our report dated 20 May 2024, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of 31 March 2024, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
Basis for Review Results
These financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
/s/ Ernst & Young LLP
Irvine, California
13 November 2024

James Hardie Industries plc
Condensed Consolidated Balance Sheets

(Millions of US dollars)	(Unaudited) 30 September 2024	31 March 2024
Assets
Current assets:
Cash and cash equivalents	$368.1	$365.0
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	12.7	45.8
Restricted short-term investments - Asbestos	194.1	178.4
Accounts and other receivables, net	346.8	366.1
Inventories	372.7	337.8
Prepaid expenses and other current assets	83.7	68.2
Assets held for sale	60.6	55.4
Insurance receivable - Asbestos	5.5	5.1
Workers’ compensation - Asbestos	1.7	1.6
Total current assets	1,450.9	1,428.4
Property, plant and equipment, net	2,117.0	2,037.8
Operating lease right-of-use-assets	69.4	60.9
Goodwill	199.5	192.6
Intangible assets, net	152.0	149.2
Insurance receivable - Asbestos	25.8	26.4
Workers’ compensation - Asbestos	14.5	13.6
Deferred income taxes	632.1	690.4
Deferred income taxes - Asbestos	291.2	294.0
Other assets	20.9	19.3
Total assets	$4,973.3	$4,912.6
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$412.0	$463.3
Accrued payroll and employee benefits	105.5	143.3
Operating lease liabilities	21.2	19.0
Long-term debt, current portion	7.5	7.5
Accrued product warranties	6.2	7.3
Income taxes payable	1.5	13.0
Asbestos liability	124.2	116.7
Workers’ compensation - Asbestos	1.7	1.6
Other liabilities	39.3	26.0
Total current liabilities	719.1	797.7
Long-term debt	1,127.8	1,115.1
Deferred income taxes	116.9	107.5
Operating lease liabilities	65.0	59.4
Accrued product warranties	28.6	28.9
Asbestos liability	866.8	873.0
Workers’ compensation - Asbestos	14.5	13.6
Other liabilities	57.8	58.5
Total liabilities	2,996.5	3,053.7
Commitments and contingencies (Note 8)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 429,439,842 shares issued and outstanding at 30 September 2024 and 433,784,634 shares issued and outstanding at 31 March 2024	221.9	224.7
Additional paid-in capital	264.1	256.5
Retained earnings	1,540.4	1,446.0
Accumulated other comprehensive loss	(49.6)	(68.3)
Total shareholders’ equity	1,976.8	1,858.9
Total liabilities and shareholders’ equity	$4,973.3	$4,912.6
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited)

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars, except per share data)	2024	2023	2024	2023
Net sales	$960.8	$998.8	$1,952.7	$1,953.1
Cost of goods sold	587.9	595.2	1,182.9	1,176.1
Gross profit	372.9	403.6	769.8	777.0
Selling, general and administrative expenses	149.9	152.8	299.7	281.7
Research and development expenses	12.8	11.1	24.6	21.8
Restructuring expenses	57.3	20.1	57.3	20.1
Asbestos adjustments	0.6	(3.8)	0.5	(3.9)
Operating income	152.3	223.4	387.7	457.3
Interest, net	1.9	4.5	3.6	10.3
Other income, net	—	(1.9)	(0.2)	(2.2)
Income before income taxes	150.4	220.8	384.3	449.2
Income tax expense	67.0	69.1	145.6	139.7
Net income	$83.4	$151.7	$238.7	$309.5
Income per share:
Basic	$0.19	$0.35	$0.55	$0.70
Diluted	$0.19	$0.34	$0.55	$0.70
Weighted average common shares outstanding (Millions):
Basic	430.8	439.6	432.0	440.7
Diluted	432.3	440.8	433.4	441.8
Comprehensive income, net of tax:
Net income	$83.4	$151.7	$238.7	$309.5
Currency translation adjustments	16.7	(15.8)	10.3	(22.8)
Cash flow hedges	—	—	(0.1)	—
Reclassification of other comprehensive income	8.5	—	8.5	—
Comprehensive income	$108.6	$135.9	$257.4	$286.7
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended 30 September
(Millions of US dollars)	2024	2023
Cash Flows From Operating Activities
Net income	$238.7	$309.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	101.7	90.4
Lease expense	16.5	12.8
Deferred income taxes	72.2	49.1
Stock-based compensation	12.3	12.3
Asbestos adjustments	0.5	(3.9)
Gain on sale of land	—	(2.0)
Non-cash restructuring expenses	40.2	20.1
Other, net	16.6	18.9
Changes in operating assets and liabilities:
Accounts and other receivables	22.8	(14.0)
Inventories	(31.3)	42.9
Operating lease assets and liabilities, net	(17.0)	(13.0)
Prepaid expenses and other assets	(17.4)	(31.6)
Insurance receivable - Asbestos	2.1	2.3
Accounts payable and accrued liabilities	(11.7)	53.8
Claims and handling costs paid - Asbestos	(60.4)	(60.3)
Income taxes payable	(11.7)	(16.8)
Other accrued liabilities	(9.8)	(11.4)
Net cash provided by operating activities	$364.3	$459.1
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(225.2)	$(232.6)
Proceeds from sale of property, plant and equipment	—	4.1
Capitalized interest	(12.8)	(8.0)
Purchase of restricted investments - Asbestos	(98.4)	(60.5)
Proceeds from restricted investments - Asbestos	94.6	47.7
Other	0.4	—
Net cash used in investing activities	$(241.4)	$(249.3)
Cash Flows From Financing Activities
Shares repurchased	(149.9)	(121.3)
Repayments of term loan	(3.8)	—
Proceeds from revolving credit facility	—	95.0
Repayments of revolving credit facility	—	(185.0)
Proceeds from issuance of shares	—	0.2
Repayment of finance lease obligations	(0.6)	(0.5)
Taxes paid related to net share settlement of equity awards	(2.2)	(1.3)
Net cash used in financing activities	$(156.5)	$(212.9)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$3.6	$(3.1)
Net decrease in cash and cash equivalents, restricted cash and restricted cash - Asbestos	(30.0)	(6.2)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	415.8	185.6
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$385.8	$179.4
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$30.2	$22.5
Supplemental Disclosure of Cash Flow Activities
Cash paid to AICF	$24.8	$23.0

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

	Three Months Ended 30 September 2024
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 30 June 2024	$223.2	$259.4	$1,529.2	$—	$(74.8)	$1,937.0
Net income	—	—	83.4	—	—	83.4
Other comprehensive income	—	—	—	—	25.2	25.2
Stock-based compensation	0.1	5.9	—	—	—	6.0
Issuance of ordinary shares	—	0.1	—	—	—	0.1
Shares repurchased	—	—	—	(74.9)	—	(74.9)
Shares cancelled	(1.4)	(1.3)	(72.2)	74.9	—	—
Balances as of 30 September 2024	$221.9	$264.1	$1,540.4	$—	$(49.6)	$1,976.8

	Six Months Ended 30 September 2024
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2024	$224.7	$256.5	$1,446.0	$—	$(68.3)	$1,858.9
Net income	—	—	238.7	—	—	238.7
Other comprehensive income	—	—	—	—	18.7	18.7
Stock-based compensation	0.1	10.0	—	—	—	10.1
Issuance of ordinary shares	—	0.3			—	0.3
Shares repurchased	—	—	—	(149.9)	—	(149.9)
Shares cancelled	(2.9)	(2.7)	(144.3)	149.9	—	—
Balances as of 30 September 2024	$221.9	$264.1	$1,540.4	$—	$(49.6)	$1,976.8

	Three Months Ended 30 September 2023
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 30 June 2023	$228.7	$243.0	$1,308.0	$—	$(60.3)	$1,719.4
Net income	—	—	151.7	—	—	151.7
Other comprehensive loss	—	—	—	—	(15.8)	(15.8)
Stock-based compensation	0.1	4.8	—	—	—	4.9
Issuance of ordinary shares	—	0.1	—	—	—	0.1
Shares repurchased	—	—	—	(72.3)	—	(72.3)
Shares cancelled	(1.5)	(1.4)	(69.4)	72.3	—	—
Balances as of 30 September 2023	$227.3	$246.5	$1,390.3	$—	$(76.1)	$1,788.0

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity (continued)
(Unaudited)

	Six Months Ended 30 September 2023
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2023	$230.0	$237.9	$1,196.8	$—	$(53.3)	$1,611.4
Net income	—	—	309.5	—	—	309.5
Other comprehensive loss	—	—	—	—	(22.8)	(22.8)
Stock-based compensation	0.1	10.9	—	—	—	11.0
Issuance of ordinary shares	—	0.2	—	—	—	0.2
Shares repurchased	—	—	—	(121.3)	—	(121.3)
Shares cancelled	(2.8)	(2.5)	(116.0)	121.3	—	—
Balances as of 30 September 2023	$227.3	$246.5	$1,390.3	$—	$(76.1)	$1,788.0
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand and the Philippines. In August 2024, the Company ceased manufacturing and began winding down commercial operations in the Philippines.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. Interim financial results are not necessarily indicative of results anticipated for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2024 from which the prior year balance sheet information herein was derived. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosures. Actual results could differ from those estimates.
The condensed consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. All intercompany balances and transactions have been eliminated in consolidation. In management’s opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of the results for the interim periods presented.
The Company has recorded on its condensed consolidated balance sheets certain foreign assets and liabilities, that are denominated in foreign currencies and subject to translation or remeasurement into US dollars at each reporting date under the applicable accounting guidance. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period.
The gains and losses on the remeasurement of the Company’s Euro denominated debt are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income.
Summary of Significant Accounting Policies
During the six months ended 30 September 2024, there were no changes to our significant accounting policies as described in our Annual Report on Form 20-F for the fiscal year ended 31 March 2024.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Accounting Standards Issued But Not Yet Adopted
In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280). The amendments in the standard were issued to improve the disclosures about an entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. These amendments are effective for fiscal years beginning after 15 December 2023, and interim periods within fiscal years beginning after 15 December 2024, with early adoption permitted. The Company will adopt ASU No. 2023-07 starting with its Form 20-F for the fiscal year ending 31 March 2025 and will be required to make additional disclosures in the notes to the consolidated financial statements.
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740). The amendments in this standard enhance income tax disclosures primarily related to the rate reconciliation and income taxes paid information. These amendments are effective for fiscal years beginning after 15 December 2024, with early adoption permitted. The Company will adopt ASU No. 2023-09 starting with its Form 20-F for the fiscal year ending 31 March 2026 and will be required to make additional disclosures in the notes to the consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The amendments in this standard were issued to improve interim and annual reporting disclosures by breaking down expenses into specific categories in a clear, tabular format. These amendments are effective for fiscal years beginning after 15 December 2026, and interim periods within fiscal years beginning after 15 December 2027, with early adoption permitted. The Company plans to adopt ASU No. 2024-03 starting with its Form 20-F for the fiscal year ending 31 March 2028 and will be required to make additional disclosures in the notes to the consolidated financial statements.
Earnings Per Share
Basic earnings per share ("EPS") is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units, had been issued.
Basic and diluted common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of shares)	2024	2023	2024	2023
Basic common shares outstanding	430.8	439.6	432.0	440.7
Dilutive effect of stock awards	1.5	1.2	1.4	1.1
Diluted common shares outstanding	432.3	440.8	433.4	441.8
There were no potential common shares which would be considered anti-dilutive for the three and six months ended 30 September 2024 and 2023.
Potential common shares of 0.6 million for both the three and six months ended 30 September 2024, and 0.6 million and 0.5 million for the three and six months ended 30 September 2023, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

2. Revenues
The following represents the Company's disaggregated revenues:

	Three Months Ended 30 September 2024
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$695.8	$148.4	$22.3	$866.5
Fiber gypsum revenues	—	—	94.3	94.3
Total revenues	$695.8	$148.4	$116.6	$960.8

	Three Months Ended 30 September 2023
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$734.4	$147.4	$20.5	$902.3
Fiber gypsum revenues	—	—	96.5	96.5
Total revenues	$734.4	$147.4	$117.0	$998.8

	Six Months Ended 30 September 2024
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$1,425.1	$283.7	$43.5	$1,752.3
Fiber gypsum revenues	—	—	200.4	200.4
Total revenues	$1,425.1	$283.7	$243.9	$1,952.7

	Six Months Ended 30 September 2023
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$1,429.2	$287.5	$41.5	$1,758.2
Fiber gypsum revenues	—	—	194.9	194.9
Total revenues	$1,429.2	$287.5	$236.4	$1,953.1
The process by which the Company recognizes revenues is similar across each of the Company's reportable segments. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in external and internal applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

3.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	30 September	31 March
(Millions of US dollars)	2024	2024
Cash and cash equivalents	$368.1	$365.0
Restricted cash	5.0	5.0
Restricted cash - Asbestos	12.7	45.8
Total	$385.8	$415.8
Restricted cash relates to an insurance policy which restricts the cash from general corporate purposes.
Restricted cash - Asbestos is restricted to the settlement of asbestos claims and for the payment of the operating costs of Asbestos Injuries Compensation Fund (“AICF”).
4.  Inventories
Inventories consist of the following components:

	30 September	31 March
(Millions of US dollars)	2024	2024
Finished goods	$266.6	$235.4
Work-in-process	27.1	25.1
Raw materials and supplies	90.3	90.6
Provision for obsolete finished goods and raw materials	(11.3)	(13.3)
Total	$372.7	$337.8
5.  Restructuring Expenses
Restructuring expenses consists of the following:

	Restructuring Expenses
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2024	2023	2024	2023
Equipment write offs, including disposal costs	$31.1	$—	$31.1	$—
Reclassification of foreign currency translation adjustments	8.3	—	8.3	—
Contract termination costs	4.6	—	4.6	—
Accounts receivable reserves	3.4	—	3.4	—
Other exit costs	9.9	—	9.9	—
Asia Pacific Fiber Cement segment	57.3	—	57.3	—
General Corporate	—	20.1	—	20.1
Total	$57.3	$20.1	$57.3	$20.1

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Asia Pacific Fiber Cement segment
For the quarter ending 30 September 2024, the Company recorded US$57.3 million of exit costs related to its decision to shut down its manufacturing and wind-down commercial operations in the Philippines. The net assets remaining in the Philippines primarily consists of land and buildings, which the Company is preparing to sell.
General Corporate
For the quarter ending 30 September 2023, the Company recorded impairment charges based on the strategic decision to cancel the Truganina greenfield site. The site is classified as held for-sale and the estimated fair value of US$52.6 million at that time was derived primarily from market comparables using a third-party appraisal and are considered Level 3 inputs under ASC 820.
6.  Debt
The Company’s debt obligations are as follows:

	30 September	31 March
(Millions of US dollars)	2024	2024
Unsecured debt:
3.625% Senior notes due 2026 (€400.0 million)	$446.5	$431.0
5.000% Senior notes due 2028	400.0	400.0
Term Loan	294.4	298.1
Unamortized debt issuance costs	(5.6)	(6.5)
Total debt	1,135.3	1,122.6
Less current portion	(7.5)	(7.5)
Total Long-term debt	$1,127.8	$1,115.1

Weighted average interest rate of total debt	5.1%	5.1%
Weighted average term of available total debt	2.7 years	3.2 years

Fair value of Senior unsecured notes (Level 1)	$820.2	$811.5
As of 30 September 2024, the Company had a total borrowing base capacity under its unsecured revolving credit facility of US$600.0 million with outstanding borrowings of nil, and US$6.1 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$593.9 million of available borrowing capacity under the revolving credit facility.
As of 30 September 2024, the Company was in compliance with all of its covenants contained in the senior unsecured notes, term loan and the unsecured revolving credit facility agreement.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

7.  Asbestos
The following is a detailed rollforward of the Net Unfunded Amended and Restated Final Funding Agreement ("AFFA") liability, net of tax, for the six months ended 30 September 2024.

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2024	$(989.7)	$31.5	$224.2	$1.5	$(732.5)	$294.0	$39.5	$(399.0)
Asbestos claims paid	59.8	—	(59.8)	—	—	—	—	—
Payment received in accordance with AFFA	—	—	24.8	—	24.8	—	—	24.8
AICF claims-handling costs incurred (paid)	0.6	—	(0.6)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(1.5)	—	(1.5)	—	—	(1.5)
Insurance recoveries	—	(2.1)	2.1	—	—	—	—	—
Movement in income taxes	—	—	—	—	—	(19.9)	(20.1)	(40.0)
Other movements	—	—	4.2	1.4	5.6	(1.2)	(0.1)	4.3
Effect of foreign exchange	(61.7)	1.9	13.4	0.1	(46.3)	18.3	1.2	(26.8)
Closing Balance - 30 September 2024	$(991.0)	$31.3	$206.8	$3.0	$(749.9)	$291.2	$20.5	$(438.2)
Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Six Months
	Ended	For the Years Ended 31 March
	30 September 2024	2024	2023	2022	2021	2020
Number of open claims at beginning of period	379	359	365	360	393	332
Number of new claims
Direct claims	220	410	403	411	392	449
Cross claims	126	154	152	144	153	208
Number of closed claims	298	544	561	550	578	596
Number of open claims at end of period	427	379	359	365	360	393
Average settlement amount per settled claim	A$335,000	A$289,000	A$303,000	A$314,000	A$248,000	A$277,000
Average settlement amount per case closed [1]	A$299,000	A$262,000	A$271,000	A$282,000	A$225,000	A$245,000

Average settlement amount per settled claim	US$223,000	US$190,000	US$208,000	US$232,000	US$178,000	US$189,000
Average settlement amount per case closed [1]	US$199,000	US$172,000	US$186,000	US$208,000	US$162,000	US$167,000
[1] The average settlement amount per case closed includes nil settlements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.
AICF Funding
During fiscal year 2025, the Company will contribute A$149.6 million to AICF, excluding interest, in quarterly installments. The first two payments of A$37.4 million were made on 1 July 2024 and 1 October 2024.
For the six months ended 30 September 2024, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Restricted Investments
AICF invests its excess cash in time deposits, which are classified as held to maturity investments and the carrying value materially approximates the fair value for each investment. The following table represents the investments outstanding as of 30 September 2024:

Date Invested	Maturity Date	Interest Rate	A$ Millions
July 2024	24 July 2025	5.25%	60.0
April 2024	14 April 2025	5.12%	36.0
April 2024	7 April 2025	5.08%	54.0
January 2024	24 January 2025	5.20%	60.0
October 2023	16 October 2024	5.13%	70.0
8.  Commitments and Contingencies
Legal Matters
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as described in these condensed consolidated financial statements.
New Zealand Weathertightness Claims
Since fiscal year 2002, the Company’s New Zealand subsidiaries have been joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.
Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims.
There remains only one material outstanding New Zealand Weathertightness Claim, Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”), which was filed in 2015 on behalf of multiple plaintiffs against the Company and/or its subsidiaries as the sole defendants, which alleges that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to the claim and is defending the claim vigorously.
From August to December 2020, the trial of phase one of the Cridge litigation was held in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. In August 2021, the Wellington High Court issued its decision finding in favor of the Company on all claims (the “Cridge Decision”). In September 2021, plaintiffs filed a notice of appeal of the trial court’s decision, and subsequently the appellate court held a hearing in August 2022. In September 2024, the appellate court issued its decision, dismissing the plaintiffs’ appeal in its entirety. In October 2024, plaintiffs filed for leave to appeal with the New Zealand Supreme Court. As of 30 September 2024, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss remains not probable following the Cridge Decision and dismissal of the appeal. An adverse judgement on the Cridge matter could have a material adverse impact on our consolidated financial position, results of operations or cash flows.
Australia Class Action Securities Claim
On 8 May 2023, a group proceeding (class action) was filed in The Supreme Court of Victoria, Australia by Raeken Pty Ltd against James Hardie Industries plc on behalf of persons who purchased certain James Hardie equity securities from 7 February 2022, through 7 November 2022. The litigation is being funded by a litigation funder in Australia, CASL Funder Pty Ltd. The proceeding includes allegations that James Hardie breached relevant provisions of the Corporations Act 2001 (Cth) and the Australian and Securities Investment Act 2001 (Cth), including with respect to certain forward-looking statements James Hardie made about forecasted financial performance measures during the period specified above. The Company believes the challenged statements were proper and will defend the allegations vigorously. As of 30 September 2024, the Company has not recorded a reserve related to this matter as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.
Australian Tax Office (“ATO”) Audit
In February 2024, the ATO issued a transfer pricing position paper for income years starting 1 April 2010 through 31 March 2019, setting out the ATO’s view that certain profits related to arrangements with the Company’s technology holding company based in Ireland should be allocated to Australian subsidiaries of the Company and taxed in Australia. The Company believes its transfer pricing arrangements are compliant with the applicable tax legislation. As of 30 September 2024, the matter is ongoing and the Company has not recorded a reserve as it believes its tax position is more likely than not to be sustained. If the Company is ultimately unsuccessful in disputing the ATO’s position, the ATO has calculated the additional amount of tax payable to be approximately A$110 million, excluding any consequential adjustments, interest charges or penalties the ATO may impose.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Environmental
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
9.  Income Taxes
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the six months ended 30 September 2024, the Company paid taxes, net of refunds, of US$81.1 million.
Income tax expense differs from the statutory rate primarily due to the Company’s mix of pre-tax income by jurisdiction and foreign taxes on domestic income.
Deferred income taxes include net operating loss carry-forwards. At 30 September 2024, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of approximately US$82.4 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 30 September 2024, the Company recognized a tax deduction of US$66.1 million (A$99.5 million) for the current year relating to total contributions to AICF of US$702.4 million (A$994.7 million) incurred in tax years 2021 through 2025.
10.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2024	2023	2024	2023
Liability Awards	$5.3	$1.8	$3.4	$5.9
Equity Awards	8.0	6.2	12.3	12.3
Total stock-based compensation expense	$13.3	$8.0	$15.7	$18.2
As of 30 September 2024, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$39.9 million and will be recognized over an estimated weighted average amortization period of 2.0 years.
11. Capital Management
In November 2023, the Company announced a share buyback program to acquire up to US$250 million of its outstanding shares through October 2024. In June 2024, the Company announced a US$50 million increase to this share buyback program to acquire up to US$300 million of its outstanding shares.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

For the six months ended 30 September 2024, the Company repurchased 4.5 million shares under its share buyback program for US$149.9 million at an average per share price of US$33.48. This completes the share buyback program announced.
In November 2024, the board of directors approved and authorized a new share buyback plan, for an aggregate amount up to US$300 million through 31 October 2025.
12.  Segment Information
The Company reports its operating segment information in the format that the operating segment information is available to and evaluated by the Chief Operating Decision Maker. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes fiber cement products manufactured in Australia and the Philippines (through August 2024), and sold in Australia, New Zealand and the Philippines. The Europe Building Products segment includes fiber gypsum product manufactured in Europe, and fiber cement product manufactured in the United States that is sold in Europe. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense on the Company’s corporate offices. The Company does not report net interest expense for each segment as the segments are not held directly accountable for interest expense.
Operating Segments
The following is the Company’s operating segment information:

	Net Sales
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2024	2023	2024	2023
North America Fiber Cement	$695.8	$734.4	$1,425.1	$1,429.2
Asia Pacific Fiber Cement	148.4	147.4	283.7	287.5
Europe Building Products	116.6	117.0	243.9	236.4
Total	$960.8	$998.8	$1,952.7	$1,953.1

	Operating Income
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2024	2023	2024	2023
North America Fiber Cement	$201.9	$232.7	$429.2	$450.3
Asia Pacific Fiber Cement	(8.0)	44.4	33.2	90.9
Europe Building Products	8.9	12.5	21.1	24.3
Research and Development	(9.3)	(9.1)	(18.8)	(17.4)
Segments total	193.5	280.5	464.7	548.1
General Corporate	(41.2)	(57.1)	(77.0)	(90.8)
Total	$152.3	$223.4	$387.7	$457.3

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Depreciation and Amortization
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2024	2023	2024	2023
North America Fiber Cement	$38.2	$33.4	$74.3	$66.1
Asia Pacific Fiber Cement	4.7	4.2	9.5	8.3
Europe Building Products	8.1	6.9	15.6	13.9
Research and Development	0.7	0.4	1.4	1.0
General Corporate	0.2	0.6	0.9	1.1
Total	$51.9	$45.5	$101.7	$90.4

	Research and Development Expenses
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2024	2023	2024	2023
North America Fiber Cement	$3.0	$1.8	$5.3	$3.8
Asia Pacific Fiber Cement	0.3	0.3	0.6	0.6
Europe Building Products	0.8	0.8	1.1	1.5
Research and Development	8.7	8.2	17.6	15.9
Total	$12.8	$11.1	$24.6	$21.8
13.  Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss consists of the following at 30 September 2024:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2024	$0.2	$1.3	$(69.8)	$(68.3)
Other comprehensive (loss) income	(0.1)	—	10.3	10.2
Reclassification to Restructuring expenses	—	—	8.3	8.3
Reclassification to Selling, general and administrative expenses	—	—	0.2	0.2
Balance at 30 September 2024	$0.1	$1.3	$(51.0)	$(49.6)